UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on June 6, 2011, entitled "Statoil to divest in Gassled”.

Statoil to divest in Gassled

Statoil ASA (OSE: STL, NYSE: STO) has decided to divest a 24.1% direct and indirect stake in Gassled joint venture (jv) for a consideration of NOK 17.35 billion. Following this transaction, Statoil will continue to own 5.0% in the jv. The buyer is Solveig Gas Norway AS, a holding company that is approximately 45% owned by Canada Pension Plan Investment Board, 30% by Allianz Capital Partners, a subsidiary of Allianz SE, and 25% by Infinity Investments SA, a wholly owned subsidiary of the Abu Dhabi Investment Authority.

"This transaction contributes to a further streamlining of Statoil's portfolio. The divestment is part of our continuous efforts to increase capital efficiency and maximize shareholder value creation," says executive vice president for Marketing, Processing and Renewable in Statoil, Eldar Sætre.

Gassled is the owner of the integrated gas transportation grid and processing facilities on the Norwegian Continental Shelf (NCS), transporting Norwegian gas by pipelines from the producing fields to consumers on the European continent and United Kingdom. Gassled was established in 2003 by the merger of the majority of the gas pipeline joint ventures into one joint venture.

Gassled provides transportation services with third party access on a non-discriminatory basis to producers on the NCS. Statoil's divestment in Gassled enables a re-deployment of capital into assets and projects that yield higher rates of return. This is part of Statoil's continuous efforts to increase capital efficiency and create shareholder value.

Statoil is committed to the development and supply of Norwegian gas and will continue to be the largest shipper in Gassled.

"Reliable, safe and cost-efficient operation of the system is the key to secure continued interest for our gas among European customers. We are therefore fully committed to maintain our role as TSP for the major part of the transportation and processing systems," Sætre says.

The financial effect of the transfer will be as of 01.01.2011

The transaction will be subject to government approval from the Norwegian Ministry of Petroleum and Energy (MPE) and the Norwegian Ministry of Finance (MF).

For more information

Investor relations
Hilde Merete Nafstad, senior vice president, Investor Relations,
Tel: +47 957 83 911

Morten Sven Johannessen, vice president, Investor Relations USA,
Tel: +1 203 570 2524

Media
Bård Glad Pedersen, press spokesperson, Media Relations,
Tel: +47 91 80 17 91

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 6, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer